FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

The Altman Group

212-400-2605

wantler@altmangroup.com

The Taiwan Fund, Inc. Announces

Commencement of Tender Offer

May 15, 2012 – The Taiwan Fund, Inc. (NYSE: TWN) (the “Fund”) announced today the commencement of a tender offer by the Fund to purchase up to 50% of the Fund’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), or 9,288,045 Shares in the aggregate, for cash at a price per Share equal to 99% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”). The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal. The Tender Offer will commence on May 15, 2012 and will expire at 5:00 p.m., New York time, on June 13, 2012, unless extended (the “Termination Date”).

The Tender Offer is not conditioned upon the tender of any minimum number of Shares. If more than 9,288,045 Shares are properly tendered and not withdrawn prior to the Termination Date, the Fund will purchase Shares from tendering stockholders on a pro rata basis in accordance with the number of shares tendered; however, the Fund will accept all Shares tendered by any stockholder who owns an aggregate of not more than 99 Shares and tenders all such Shares before pro rating the Shares tendered by other stockholders.

In connection with the Tender Offer, the Fund has temporarily suspended any repurchases of its shares of common stock in the open market pursuant to its discount management program until on or about 10 business days after the Termination Date, as required by the Securities Exchange Act of 1934, as amended.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer is being made only by an Offer to Repurchase, a related Letter of Transmittal and other documents, which will be filed with the Securities and Exchange Commission and mailed to record holders on or about May 15, 2012. Stockholders of the Fund should read these documents carefully when they receive them, as they will contain important information about the Tender Offer. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.

For further information regarding the Tender Offer or to request additional copies of the Offer to Repurchase and the related Letter of Transmittal, please contact AST Fund Solutions, the Fund’s information agent for this Tender Offer, at 800-591-8254 (toll free) or 212-400-2605 (collect call). For additional information on the Fund, including information on the Fund’s holdings, visit the Fund’s website at www.thetaiwanfund.com or call 1-877-864-5056.

The Fund is a diversified closed-end investment company, which seeks long term capital appreciation primarily through investments in equity securities listed on the Taiwan Stock Exchange. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “TWN.”

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.